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SECUR 10028526 SION

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MAR 0 8 2010

Washington, DC 105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lamaute Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5500 Friendship Blvd., Suite 1709 North
(No. and Street)

Chevy Chase	MD	20815
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Lamaute — 301-654-2499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Lamaute, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lamaute Capital, Inc., as of December 31, 2009, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BIJAN BEHNAVA
NOTARY PUBLIC STATE OF MARYLAND
MY COMMISSION EXPIRES
MAR. 30, 2012

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL REPORT

DATE - DECEMBER 31, 2009

LAMAUTE CAPITAL, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 – Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Lamaute Capital, Inc.
Chevy Chase, MD

I have audited the accompanying statement of financial condition of Lamaute Capital, Inc., as of December 31, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Lamaute Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conduct my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Lamaute Capital, Inc. as of December 31, 2009 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 19, 2010

LAMAUTE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets	
Cash - checking	$ 37,762
Cash - money market	14,853
Total Cash	52,615
Commissions receivable	11,715
Total Assets	$ 64,330
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable	$ 25,485
Total Liabilities	25,485
Stockholders' Equity	
Common Stock, authorized 1,500 shares, no par value, issued and outstanding 102 shares	4,000
Paid in Capital	21,993
Retained Earnings	12,852
Total Stockholders' Equity	38,845
Total Liabilities and Stockholders' Equity	$ 64,330

See accompanying notes to financial statements

LAMAUTE CAPITAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues– Page 10	$ 74,689
Expenses – Page 10	65,692
Net Income	8,997
Tax Provision	0
Net Income	$ 8,997

See accompanying notes to financial statements

LAMAUTE CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2008	$ 4,000	$21,993	$ 78,355	$ 104,348
Distributions			(74,500)	(74,500)
Net Income			8,997	8,997
Balance, December 31, 2009	$ 4,000	$21,993	$ 12,852	$ 38,845

See accompanying notes to financial statements

LAMAUTE CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Activities			
Net Income			$ 8,997
Adjustments to reconcile net income to net cash provided by operating activities:			
Commission Receivable			(4,305)
Accounts Payable			24,863
Cash Provided by Operating Activities			29,555
Acquisition Activities			0
Financing Activities			
Distributions			(74,500)
Cash Used by Financing Activities			(74,500)
Decrease in Cash			(44,945)
Cash: Beginning of the year			97,560
Cash: End of the year	Checking	$37,762	
	Money Market	14,853	
			$ 52,615

See accompanying notes to financial statements

LAMAUTE CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

Lamaute Capital, Inc. (the Company), was incorporated in Delaware on May 3, 1993, to provide security brokerage and related services as set forth by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company was approved by the SEC June 15, 1993 and granted registration with the NASD October 12, 1993. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company operates pursuant to the rules of the SEC and does not carry customers' accounts, hold customers' funds or securities, or owe money or securities to customers. As a result the Company is exempt from certain provisions and requirements of the SEC. The Company's principal and only office is located in Alexandria, VA.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICY

The Company maintains its books on the accrual basis of accounting.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 8.

NOTE 4 - CONCENTRATION OF CREDIT RISK

On August 18, 2004 the Company's membership agreement claimed the (k)(1) exemption because its business has been limited to selling mutual funds and variable annuities. It is management's belief that this type of business is of a low risk type therefore customers' credit worthiness and the execution of customers' transactions can be monitored in house.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - INCOME TAXES

The Company is a small business corporation (S-Corp). As an S Corp all items of income and loss pass directly to the stockholders. There is no tax at the corporate level.

NOTE 7 – CLEARING DEPOSIT

Because of the Company's type of business, it is no longer required to carry a clearing deposit.

NOTE 8 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

LAMAUTE CAPITAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 38,845
Net Capital	$ 38,845
Computation of Net Capital Requirements	
Minimum net capital required 6 2/3 of total liabilities	$ 1,699
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
Excess Capital	$ 33,845
Excess net capital of 1000% (net capital less 10% of aggregate indebtedness)	$ 36,297
Computation of Aggregate Indebtedness	
Total liabilities (from statement of financial condition)	$ 25,485
Percentage of aggregate indebtedness to net capital	65.6%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

Reconciliation
The following is a reconciliation, as of December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited Net Capital	$ 38,845
Audit Adjustments	0
Audited Net Capital	$ 38,845

See accompanying notes to financial statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 – Fax 310-477-8152

SCHEDULE II

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Lamaute Capital, Inc.
Washington, DC

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2009 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 19, 2010

LAMAUTE CAPITAL, INC.
SCHEDULE II
OPERATING REVENUES AND EXPENSES
YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions - Regular	$ 67,336
Commissions - Trailers	7,020
Other	333
Total Revenues	$ 74,689
Expenses	
Accounting	$ 1,617
Bank change	36
Computer	1,310
Education	120
Entertainment	2,994
Equipment rental	944
Insurance	1,805
Internet access	228
Marketing	10,396
Membership fees	2,240
Office supplies	9,924
Regulatory fees	9,013
Salaries	21,500
Taxes – payroll	1,929
Telephone	1,636
Total Expenses	$ 65,692

See Accompanying Notes to Financial Statements

LAMAUTE CAPITAL, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Lamaute Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

LAMAUTE CAPITAL, INC.
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Lamaute Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 – Fax 310-477-8152

PART II

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Lamaute Capital, Inc.
Chevy Chase, MD

In planning and performing my audit of the financial statements of Lamaute Capital, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Lamaute Capital, Inc.
Chevy Chase, MD

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Joseph Yafeh, CPA
Los Angeles, California
February 19, 2010